May 12, 2005

Mail Stop 4561

By U.S. Mail and facsimile to (304) 636-6924

Robert J. Schoonover
President & Chief Executive Officer
Citizens Financial Corp.
213 Third Street
Elkins, West Virginia 26241

	Re:	Citizens Financial Corp.
		Form 10-K for the year ended December 31, 2004
		File No. 2-96144

Dear Mr. Schoonover:

      We have reviewed your filing and have the following comment. We have limited our review to the matter related to the issue raised in our comment. Where indicated, we think you should amend your filing, as applicable, in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Part II

Item 8 - Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm
1. Please revise to include the report of the independent accounting firm that audited your financial statements for the periods ended
December 31, 2003 and 2002.  Refer to Article 2 of Regulation S-X.

*    *    *    *

       Please file an amendment in response to this comment within
10
business days. Include a response cover letter with your amendment.
Detailed cover letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Isa Farhat at (202) 551-3485 or me at (202)
551-3851 if you have questions regarding comments on the financial statements and related matters.



      Sincerely,


						Paul Cline
						Senior Accountant


Robert J. Schoonover
Citizens Financial Corp.
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